FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 23, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Items

  Translation of an Official letter to the Chilean Security Exchange Commission's dated July 16, 2004, regarding changes in the Investment and Financing Policy approved in the Extraordinary Shareholders' meeting.

  Translation of an Official Letter to the Chilean Securities and Exchange Commission's dated July 21, 2004, regarding the modification of the Board of Directors.

Item 1.

Official letter to the Chilean Security Exchange Commission's regarding changes in the Investment and Financing Policy approved in the Extraordinary Shareholders' meeting

Santiago, July 16, 2004

Mr. Superintendente de Valores y Seguros

In the Extraordinary Shareholders' meeting celebrated on July 15, 2004, a modification of the Company's Investment and Financing Policy for the year 2004 was approved.

The modification of the Investment and Financing Policy considers the elimination of 51% Telefónica Móvil de Chile S.A.'s shares as an essential asset for the Company, as well as the elimination of every reference to Telefónica Móvil and mobile communications.

We are attaching to this material event the document with the modifications approved in the Extraordinary Shareholders' Meeting.

The modifications approved in the Extraordinary Shareholders' Meeting are subject to the completion of the sale of the Telefónica Móvil de Chile S.A.'s total shares, which was approved in the same Extraordinary Shareholders' Meeting.

Sincerely,

Claudio Muñoz

Chief Executive Officer

NAME I.D. SIGNATURE

Claudio Muñoz Zúñiga 9.618.122-1 By:/s/ Claudio Muñoz Zúñiga

INVESTMENT AND FINANCING STRATEGY OF COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES FOR FISCAL YEAR 2004

GENERAL POLICY

Compañía de Telecomunicaciones de Chile S.A., "Telefónica CTC Chile" or "the Company", will concentrate investment resources in the year 2004 in all areas of business defined in its By-laws, with particular emphasis on the following objectives:

  Meeting the communication needs of current and prospective customers of the Company and its Subsidiaries by providing telecommunications, information and audiovisual communications services along the range of available technology, provided that the conditions established by the regulatory framework allow for an adequate return for shareholders.

  Expanding the activity of the Company domestically and internationally through the search for new business opportunities in markets where it can compete profitably because of its experience and skills in telecommunications.

  Introducing a modern management strategy oriented towards maximizing the value of the Company through the innovation and efficient organization of employees and resources involved in the operation and development of telecommunications businesses.

  Ensuring the appropriate allocation of investment funds and compliance with the solvency indicators consistent with the domestic economic situation and the international scenario.

The above framework has been implemented through the creation of the Telefónica CTC Chile Group of Subsidiaries where each is autonomous in the management and optimization of their business, within the framework of the general policies and financial controls of the group, and subject to the decisions of their own Boards of Directors.

I. INVESTMENT POLICY

As announced in the General Policy, Telefónica CTC Chile will make the investments necessary to comply with its mission as established in the By-laws and the above objectives. For these purposes, the Company's Management will have sufficient authority to invest in the telecommunications business based on the ELIMINATE (current) regulatory framework, in force, ELIMINATE (until January 2004 to mobile business and until April 2004 to the fixed business, as well as based on the new regulatory framework from February 2004 and May 2004, respectively,) maintaining its objective to obtain appropriate profitability in accordance with technical economic criteria in investment projects to undertake.

Telefónica CTC Chile will invest in telecommunications-related businesses by undertaking projects directly through the Parent Company and Subsidiaries and, as the case may be, be creating and/or participating in professional partnerships or corporations.

Below is a description of the principal investment projects being considered by the Telefónica CTC Chile Group for the year 2004.

I.1. AREAS OF INVESTMENT

a) NETWORK INFRASTRUCTURE

The Network Infrastructure of Telefónica CTC Chile is comprised of Fixed Telephony, ELIMINATE (Mobile Telephony,) Data, Long Distance and IP Network Platforms. These networks include the telecommunications systems and equipment and associated intangible assets, and provide integrated physical, technological and operational support for the services offered by the Corporation to its customers. The investments in networks are described below:

Line Expansion Plan

Telefónica CTC Chile will continue preferring the available capacity of lines installed to expand service in the year 2004, in accordance with the tariff and regulatory environment. Associated investments involve minor network infrastructure works for the efficient use of the vacancy and investment in equipment when demand so requires and the return of such investments warrants it.

Quality of Service

This project includes various tasks to be developed in order to replace equipment, support networks, perform preventive maintenance, corrective maintenance for damages and impacts from third parties, and provide and replace tools to better manage the use of network capacity thereby ensuring their reliability according to international standards.

Long Distance Voice and Data Network

This area contemplates investments in order to continue developing a domestic and international fiber-optic network to assure the quality of long distance communications, as well as, based on the multiservice network, to provide the necessary infrastructure to sustain the current and future bandwidth requirements and maintain the current levels of quality of service.

Corporate Communications

Data Network projects and implementation of Private Networks will continue to be developed according to the requirements and demand of corporate customers and corporations. The Company will also provide integrated solutions through dedicated and switched communications services and products. The development of the IP Network will also be continued, allowing the Company to offer differentiated services.

ELIMINATE (Mobile Communications

During the year 2004 investments will continue to allow the deployment of the PCS-1900 Network with GSM technology, which started in April 2003. Additionally, the necessary investments in order to satisfy standards of quality of service requirements will be maintained. Likewise, developments will continue in order to strengthen the provision of Value-Added Services, Data Services and Internet Services.)

b) SALE OF LINES

Corresponds to investments associated to line connections to customers' homes, transfer of lines, and line extensions, among others.

c) PUBLIC TELEPHONY AND TERMINAL EQUIPMENT

This corresponds to the investment required to maintain the number of existing pay phones and to acquire basic Terminal Equipment for the sale of lines, as well as advanced equipment with new functions in order to offer new services.

d) INTERCONNECTIONS

These are investments in interconnection links with long distance carriers, fixed telephony companies, mobile telephony companies and Internet service providers (ISPs). This also includes investments in the various services related to the Unbundling of the Network.

e) INFORMATION SISTEMS FOR MANAGEMENT OF PROCESS

This includes the investment needed to provide Telefónica CTC Chile with an information infrastructure to automate and coordinate its business processes and better serve its customers in line with the most efficient global practices.

f) BROADBAND AND INTERNET EXPANSION

Telefónica CTC Chile will continue with the implementation of broadband technologies through the integration of DSL platforms and technologies, deployment of wireless solutions (Wi-Fi), incorporation of new services for broadband clients, tele-surveillance and security services, among others.

g) OTHER INVESTMENTS

This includes investments in information systems equipment and furnishings for administrative areas, and the improvement of administrative and customer service areas and other minor areas.

I.2. INVESTMENT FORECAST

The maximum investment limit of the Group of Companies will be based on the cost of implementing the projects previously defined in the investment areas, within the regulatory framework, and which will satisfy the demand of new clients using existing capacity and ensuring an adequate return for the Company. It will also consider the provision of new services in accordance with the demand of corporate customers, maintenance of the levels of quality of service, and support operational and administrative management efforts required by the subscriber growth of the Company.

The maximum investment to create and/or hold an interest in professional partnerships or corporations, both domestically as well as internationally, is set at 25% of the shareholders' equity in the most recent quarterly consolidated balance sheet presented to the Chilean Securities and Exchange Commission.

I.3. INVESTMENT IN FINANCIAL INSTRUMENTS

In addition, the Company will invest in financial assets so as to maximize the yield of cash surpluses and adequately hedge foreign exchange and interest rate risk associated with the Company's liabilities. The investment portfolio will be diversified according to parameters for liquidity, return and risk of the issuer as determined by the Company Management, also taking into account the hedging of liabilities.

I.4. ROLE IN CONTROLLING AREAS OF INVESTMENT

Since the investment projects of the Telefónica CTC Chile Group are predominantly related to its line of business, it has control over the different stages of development of those investments.

Should the participation of third parties be required in new business ventures, the Company will in due course enter into agreements governing its relationship with such third parties.

II. FINANCING POLICY

During 2004, emphasis will be placed on the search of alternatives that allow for the improvement of the financial structure of the Company, through new financing and renegotiations of current debt conditions.

The sources of financing of the investments for the year 2004 will be managed according to the long-term Financial Plan of the Company. The financial resources required in the year 2004 will be obtained internally, from traditional borrowing, from the sale and leasing of real estate with or without a purchase option, from public or private debt instruments with or without the option to convert into capital in Chile or abroad, from bank loans, supplier credit, the securitization of assets and capital contributions, if strategic considerations make it advisable. Additionally, other financing alternatives available on the local and international financial markets could be considered, if they allow for an appropriate debt structure and minimize costs.

The internal resources may consist of accounting depreciation, other amortizations and net profits for the period. Profits in the period constitute a net source of financing in the proportion approved for retention by the General Shareholders Meeting.

The maximum consolidated leverage ratio of the Group may not exceed 1.6 times. Leverage will be determined as the ratio between debt and equity. "Debt" will be considered consolidated total current liabilities and "Equity" will be the difference between total consolidated assets and total consolidated current liabilities. This ratio will be calculated as of one same date and in currency of the same purchasing power.

The parent Company will obtain external financing from financial institutions and from the public market and will finance the subsidiaries funding requirements.

III. MANAGEMENT'S AUTHORITY TO ENTER INTO AGREEMENTS WITH CREDITORS PROVIDING FOR GUARANTEES AND RESTRICTIONS ON THE DISTRIBUTION OF DIVIDENDS

Notwithstanding applicable restrictions established by law or by the Bylaws, the Company's Management may not agree to furnish collateral or security interests to secure the obligations of the Company or third parties, other than subsidiaries, except following approval at an Extraordinary Shareholders' Meeting. These restrictions shall not apply to monetary obligations resulting from balances on the purchase price of chattels or real estate if secured by means of the asset being purchased.

The Company may agree to restrictions on the distribution of dividends with lenders only after approval by a General or Extraordinary Shareholders Meeting.

IV. ASSETS ESSENTIAL TO THE OPERATION OF COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

Assets essential to the operation of Compañía de Telecomunicaciones de Chile S.A. are all networks and switching centers, principal works and equipment in service, including land and easements required for the operation of these facilities, protected by the respective concession decrees. Notwithstanding the foregoing, those assets may be modified or replaced given their technical or economic obsolescence.

In addition, Compañía de Telecomunicaciones de Chile S.A. declares also as essential assets, 51% of the shares in ELIMINATE (Telefónica Móvil de Chile S.A.,) Compañía de Teléfonos de Chile-Transmisiones Regionales S.A (188 Telefónica Mundo) and Telefónica Empresas CTC Chile S.A. including the assets required to operate these companies, either owned by them or having been leased thereto by Compañía de Telecomunicaciones de Chile S.A., protected by the respective concession decrees, as well as the assets that modify or replace them because of technical or economic obsolescence.

Moreover, should any of the subsidiaries ELIMIINATE (Telefónica Móvil de Chile S.A.,) Compañía de Teléfonos de Chile-Transmisiones Regionales S.A. (188 Telefónica Mundo) or Telefónica Empresas CTC Chile S.A. convene an Extraordinary Shareholders Meeting to transfer part or all of their assets mentioned in the previous paragraph, Compañía de Telecomunicaciones de Chile S.A. must convene an Extraordinary Shareholders Meeting of its own to decide on the terms under which its representatives will vote at the subsidiary's Extraordinary Shareholders Meeting.

V. MANAGEMENT'S AUTHORITY TO EXECUTE, AMEND, OR TERMINATE A PURCHASE, SALE OR LEASE AGREEMENT FOR GOODS AND SERVICES REQUIRED FOR THE NORMAL OPERATION OF COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

Apart from its inherent powers, the Company's Management shall, pursuant to the By-laws, have sufficient power as necessary to subscribe, amend or terminate purchase, sale or leasing agreements of goods and services for regular operation of the Company, within the applicable legal framework and while observing the conditions reigning on the markets for goods or services of the same type, quality, characteristics and conditions.

However, Management may not dispose of any goods or property rights declared essential to the Company without a favorable previous agreement of the Extraordinary Shareholders

Item 2.

Official letter to the Chilean Security Exchange Commission's regarding changes in the Board of Directors

Santiago, July 21, 2004

Mr. Superintendente de Valores y Seguros

The present document contains a material event regarding to the designation of a Deputy Chairman of the Company.

Sincerely,

Cristián Aninat Salas

Secretary of the Board of Directors

Reported to the Chilean Securities and Exchange Commission on July 21, 2004.

On July 20, 2004, Telefónica CTC Chile's Board of Directors approved several changes to the Board:

  Resignation of the Director and Deputy Chairman of the Company Mr. José María Alvarez Pallete

  Designation of Mr Narcis Serra Serra as Director and Deputy Chairman

  Resignation of the Alternate Director of the Company Mr. Guillermo Fernández Vidal

  Designation of Mr José María Alvarez Pallete as an Alternate Director

After the changes described above, the composition of the board is as follows:

Chairman: Bruno Philippi

Deputy Chairman: Narcis Serra Serra

Series A Directors Alternate Series A Directors

Bruno PhilippiAntonio Viana Baptista

Narcis Serra Serra José María Alvarez Pallete

Andrés Concha Juan Carlos Ros

Fernando Bustamante Juan Claro

Felipe Montt Alvaro Clarke

Hernán Cheyre Carlos Díaz

Series B Director Alternate Series B Director

Luis Cid Alfonso Ferrari

NAME I.D. SIGNATURE

Cristián Aninat Salas 6.284.875-8 By:/s/ Cristián Aninat Salas

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:/s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer